UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

Under the Securities Exchange of 1934
(Amendment No. 9)*

DISCOVERY COMMUNICATIONS, INC.
(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series C Common Stock, par value $0.01 per share
(Title of Class of Securities)

The CUSIP for the Series A Common Stock is 25470F104
The CUSIP for the Series C Common Stock is 25470F302
(CUSIP Number)

Andrew P. Kransdorf
Sabin, Bermant & Gould LLP
One World Trade Center
New York, New York 10007
Telephone Number: (212) 381-7033
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	2	of	10

1	NAMES OF REPORTING PERSONS Advance/Newhouse Programming Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 135,680,125 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% Series A Common Stock and 36.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	3	of	10

1	NAMES OF REPORTING PERSONS Newhouse Broadcasting Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 135,680,125 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% Series A Common Stock and 36.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.
**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	4	of	10

1	NAMES OF REPORTING PERSONS Advance Publications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 135,680,125 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% Series A Common Stock and 36.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.
**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	5	of	10

1	NAMES OF REPORTING PERSONS Newhouse Family Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 135,680,125 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% Series A Common Stock and 36.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.
**Series C Common Stock has no general voting rights except to the extent required by law.

SCHEDULE 13D

CUSIP No.	The CUSIP for the Series A Common Stock is 25470F104 The CUSIP for the Series C Common Stock is 25470F302	Page	6	of	10

1	NAMES OF REPORTING PERSONS Advance Long-Term Management Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 0
	8	SHARED VOTING POWER 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock**
	9	SOLE DISPOSITIVE POWER* 0
	10	SHARED DISPOSITIVE POWER 70,612,031 shares of Series A Common Stock and 135,680,125 shares of Series C Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,107,312 shares of Series A Common Stock and 137,218,838 shares of Series C Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% Series A Common Stock and 36.0% Series C Common Stock
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
*Sole voting power and dispositive power is held indirectly through control of Advance/Newhouse Programming Partnership.
**Series C Common Stock has no general voting rights except to the extent required by law.

This Amendment No. 9 (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) which was jointly filed on September 17, 2008, the amended Statement on Schedule 13D (the “Schedule 13D/A No. 1”) which was jointly filed on December 13, 2010, the second amended Statement on Schedule 13D (the “Schedule 13D/A No. 2”) which was jointly filed on December 27, 2012, the third amended Statement on Schedule 13D (the “Schedule 13D/A No. 3”) which was jointly filed on March 14, 2013, the fourth amended Statement on Schedule 13D (the “Schedule 13D/A No. 4”) which was jointly filed on June 5, 2013, the fifth amended Statement on Schedule 13D (the “Schedule 13D/A No. 5”) which was jointly filed on May 27, 2014, the sixth amended Statement on Schedule 13D (the “Schedule 13D/A No. 6”) which was jointly filed on August 4, 2014, the seventh amended Statement on Schedule 13D (the “Schedule 13D/A No. 7”) which was jointly filed on March 2, 2015, and the eighth amended Statement on Schedule 13D (the “Schedule 13D/A No. 8”) which was jointly filed on March 1, 2016, and is filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with Advance/Newhouse, NBCo, API, and NFH, the “Reporting Persons” and each a “Reporting Person”), with respect to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series C Common Stock, par value $0.01 per share (the “Series C Common Stock”), of Discovery Communications, Inc., a Delaware corporation (the “Issuer”). The Reporting Persons directly or indirectly hold (1) shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer, which are convertible into the shares of Series A Common Stock and shares of Series C Common Stock for which beneficial ownership is reported herein, and (2) shares of Series C Convertible Participating Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), of the Issuer, which are convertible into the shares of Series C Common Stock for which beneficial ownership is reported herein.

This Amendment is being filed for purposes of disclosing the disposition of 1,799,320 shares of Series C Preferred Stock to the Issuer pursuant to the previously disclosed Share Repurchase Agreement between Advance/Newhouse and the Issuer, under which Advance/Newhouse agreed to sell shares of the Series C Preferred Stock that it owns to the Issuer at certain times on certain terms, as described under Item 5 below; and to update certain information regarding the Reporting Persons (as defined below) included in Item 2 and Item 7.  Following a stock split that occurred on August 6, 2014, each share of the Series A Preferred Stock is convertible pursuant to its terms into one share of Series A Common Stock and one share of Series C Common Stock at any time and each share of the Series C Preferred Stock is convertible pursuant to its terms into two shares of Series C Common Stock at any time.

Item 2.	Identity and Background.

The information regarding the Reporting Persons disclosed in the first paragraph of Item 2 of the Schedule 13D is amended and restated as follows:

This statement on Schedule 13D is being jointly filed on behalf of Advance/Newhouse Programming Partnership, a New York general partnership (“Advance/Newhouse”), Newhouse Broadcasting Corporation, a New York Corporation (“NBCo”), Advance Publications, Inc., a New York corporation (“API”), Newhouse Family Holdings, L.P., a Delaware limited partnership (“NFH”), and Advance Long-Term Management Trust, a New Jersey trust (“Advance Long-Term Trust” and, together with Advance/Newhouse, NBCo, API and NFH, the “Reporting Persons” and each a “Reporting Person”).  NBCo and API indirectly own 65% and 35%, respectively, of A/NPP Holdings LLC, a Delaware limited liability company (“A/NPP Holdings”), which owns 100% (in part through a wholly owned subsidiary, A/NPP Holdings Sub LLC, a Delaware limited liability company) of Advance/Newhouse.  NBCo owns its 65% interest in A/NPP Holdings indirectly through a wholly owned subsidiary, Newhouse Programming Holdings Corp., a New York corporation.  API owns its 35% interest in A/NPP Holdings indirectly through wholly owned subsidiaries, The Patriot-News Co., a Pennsylvania corporation, Advance Magazine Publishers, Inc., a New York corporation, Condé Nast International Inc., a Delaware corporation, Newark Morning Ledger Co., a New Jersey corporation, and Advance Programming Holdings LLC, a Delaware limited liability company.  NFH holds 100% of the common shares of API, which have the power to elect the board of directors of API. NFH disclaims beneficial ownership of the Shares and the shares of Series A Common Stock and Series C Common Stock into which they are convertible.  Advance Long-Term Trust is the sole general partner of NFH. Advance Long-Term Trust disclaims beneficial ownership of the Shares and the shares of Series A Common Stock and Series C Common Stock into which they are convertible.  The trustees of Advance Long-Term Trust are Samuel I. Newhouse, III, Steven O. Newhouse, Michael A. Newhouse, Victor F. Ganzi and Peter C. Gould. Each of the trustees disclaims beneficial ownership of the Shares and the shares of Series A Common Stock and Series C Common Stock into which they are convertible. Actions by Advance Long-Term Trust require majority or unanimous action by the trustees, and no trustee can independently control the trust.

The information disclosed in Item 2(b) of the Schedule 13D is amended only to the extent of the information set forth below:

Advance/Newhouse
(b) Address of Principal Business Office	5823 Widewaters Parkway E. Syracuse, NY 13057

NBCo
(b) Address of Principal Business Office	5823 Widewaters Parkway E. Syracuse, NY 13057

NFH
(b) Address of Principal Business Office	One World Trade Center New York, NY 10007

Advance Long-Term Trust
(b) Address of Principal Business Office	c/o Robinson Miller LLC One Newark Center, 19th Floor Newark, NJ 07102

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are amended and supplemented to read as follows:

(a) Each Reporting Person has beneficial ownership of 71,107,312 shares of Series A Common Stock, representing 32.1% of the outstanding shares of that class, and 137,218,838 shares of Series C Common Stock, representing 36.0% of the outstanding shares of that class; NBCo beneficially owns such shares indirectly through its 65% interest in Advance/Newhouse and each of API, NFH and Advance Long-Term Trust beneficially owns such shares indirectly through its 35% interest in Advance/Newhouse.

(b) Each Reporting Person has shared power to vote or direct the vote of 71,107,312 shares of Series A Common Stock, which includes shares held in an escrow account as of the date of this Amendment, as described in the Schedule 13D, and shared power to dispose or direct the disposition of 70,612,031 shares of Series A Common Stock, which excludes shares held in such escrow account as of such date.

Each Reporting Person has shared power to vote or direct the vote of 137,218,838 shares of Series C Common Stock, which includes shares held in such escrow account as of such date, and shared power to dispose or direct the disposition of 135,680,125 shares of Series C Common Stock, which excludes shares held in such escrow account as of such date.

(c) On May 9, 2016, Advance/Newhouse sold 1,799,320 shares of Series C Preferred Stock to the Issuer at a price per share of $50.38, pursuant to the previously disclosed Share Repurchase Agreement, dated May 22, 2014 (as described in Schedule 13D/A No. 5).

(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 5(c), which is incorporated by reference into this Item 6.

Item 7.	Exhibits.

The information disclosed in Exhibits A, B, C, D and E of the Schedule 13D is amended and supplemented as set forth in the following Exhibits:

Exhibit No.	Description

A	Partners of Advance/Newhouse Programming Partnership

B	Directors and Executive Officers of Newhouse Broadcasting Corporation

C	Directors and Executive Officers of Advance Publications, Inc.

D	Partners of Newhouse Family Holdings, L.P.

E	Trustees of Advance Long-Term Management Trust

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated: June 28, 2016

Advance/Newhouse Programming Partnership
By:		/s/ Thomas S. Summer
Thomas S. Summer
Principal Accounting Officer

Newhouse Broadcasting Corporation
By:		/s/ Thomas S. Summer
Thomas S. Summer
Chief Financial Officer

Advance Publications, Inc.
By:		/s/ Thomas S. Summer
Thomas S. Summer
Chief Financial Officer

Newhouse Family Holdings, L.P. By: Advance Long-Term Management Trust, as General Partner
	By:	/s/ Samuel I. Newhouse, III
Samuel I. Newhouse, III, as Trustee

Advance Long-Term Management Trust
By:		/s/ Samuel I. Newhouse, III
Samuel I. Newhouse, III, as Trustee